03011957

AB 3/4/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tennenbaum Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 210
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pedro M. Urrutia (310) 566-1039
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 512, Beverly Hills, CA 90210-5591
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 165

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.**

MAR 07 2003

OATH OR AFFIRMATION

I, Mark K. Holdsworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tennenbaum Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

ALICE M. CARTER
Comm. # 1323108
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Oct. 28, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TENNENBAUM SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

TENNENBAUM SECURITIES, LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Tennenbaum Securities, LLC

We have audited the accompanying statement of financial condition of Tennenbaum Securities, LLC as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tennenbaum Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 13, 2003

TENNENBAUM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	18,045
Prepaid expense		200
	$	18,245
LIABILITIES & MEMBERS' EQUITY		
Liabilities		
Accrued expense	$	4,000
Members' equity		14,245
	$	18,245

See accompanying notes to financial statement.

TENNENBAUM SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Tennenbaum Securities, LLC (the Company), a Delaware limited liability company, is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a partnership for federal and state tax purposes whereby taxable income (loss) is reported by the Company's members.

3. Related-party transactions

The Company is affiliated with an investment manager that reimburses the Company for some of its expenses. During the year ended December 31, 2002, these expenses amounted to approximately $11,500.

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $14,045, which was $9,045 in excess of its minimum net capital requirement of $5,000.